Exhibit 99.10
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release
Poll results for Rio Tinto plc & Rio Tinto Limited — AGM 2008

RIO TINTO PLC	RIO TINTO LIMITED
Held on Thursday, 17 April 2008 at	Held on Thursday, 24 April 2008 at
11.00 am	9.30am
Churchill Auditorium,	Ballroom Le Grand,
The Queen Elizabeth II Conference Centre	Level 2, Sofitel Brisbane
Broad Sanctuary	249 Turbot Street
London SW1	Brisbane
United Kingdom	Queensland
In accordance with the Combined Code provision D.2.2 as revised (June 2006) by the Financial Reporting Council, the votes held on a poll were cast as follows:
Joint Electorate Decisions
The following ordinary resolutions, which were put to Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD
To receive the financial statements and the reports of the directors and auditors for the full year ended 31 December 2007 (1)	770,670,941	99.90	738,091	0.10	354,114

In respect of the above resolution, a total of 771,629,512 votes were voted by proxy appointments

Approval of the Remuneration report (1)	748,025,964	98.97	7,792,951	1.03	15,943,341

In respect of the above resolution, a total of 756,041,020 votes were voted by proxy appointments

Election of Richard Evans(1)	768,178,230	99.59	3,136,493	0.41	449,405

In respect of the above resolution, a total of 771,535,927 votes were voted by proxy appointments

Election of Yves Fortier(1)	768,078,900	99.58	3,245,647	0.42	469,581

In respect of the above resolution, a total of 771,545,596 votes were voted by proxy appointments

Election of Paul Tellier(1)	768,714,386	99.68	2,461,326	0.32	587,218

In respect of the above resolution, a total of 771,396,041 votes were voted by proxy appointments

Re-election of Thomas Albanese(1)	769,112,313	99.70	2,279,952	0.30	371,863

In respect of the above resolution, a total of 771,598,884 votes were voted by proxy appointments

Continues	Page 2 of 3

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD
Re-election of Vivienne Cox(1)	761,940,951	98.91	8,394,394	1.09	1,429,150

In respect of the above resolution, a total of 770,554,864 votes were voted by proxy appointments

Re-election of Richard Goodmanson(1)	760,906,366	98.79	9,303,042	1.21	1,554,719

In respect of the above resolution, a total of 770,428,790 votes were voted by proxy appointments

Re-election of Paul Skinner(1)	767,753,446	99.53	3,633,754	0.47	375,036

In respect of the above resolution, a total of 771,594,500 votes were voted by proxy appointments

Re-appointment of PricewaterhouseCoopers LLP as auditors of Rio Tinto plc and to authorise the Audit committee to determine their remuneration(1)	768,847,567	99.70	2,304,228	0.3	0 611,178

In respect of the above resolution, a total of 771,361,609 votes were voted by proxy appointments
Resolutions put to the Rio Tinto plc meeting only

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD
Approval of the use of e- communications for shareholder materials(2)	625,836,411	99.91	533,922	0.09	649,615

In respect of the above resolution, a total of 626,823,270 votes were voted by proxy appointments

Authority to allot relevant securities under Section 80 of the Companies Act 1985(2)	620,178,335	99.01	6,231,152	0.99	623,899

In respect of the above resolution, a total of 626,854,903 votes were voted by proxy appointments

Authority to allot equity securities for cash under Section 89 of the Companies Act 1985(2)	624,464,785	99.68	2,032,298	0.32	536,303

In respect of the above resolution, a total of 626,943,151 votes were voted by proxy appointments

Authority to purchase Rio Tinto plc shares by the Company or Rio Tinto Limited(2)	626,562,454	99.97	180,230	0.03	290,705

In respect of the above resolution, a total of 627,193,265 votes were voted by proxy appointments

Directors’ conflicts of interests — amendment to the company’s Articles of Association(2)	624,062,452	99.85	906,545	0.15	2,063,995

In respect of the above resolution, a total of 625,418,042 votes were voted by proxy appointments

Continues	Page 3 of 3
Resolution put to both the Rio Tinto plc and Rio Tinto Limited meetings
Class Rights Action
As a Class Rights Action, the following Special Resolution was passed separately at the Rio Tinto plc and at the Rio Tinto Limited meetings. Under the dual listed companies structure, both resolutions require approval by shareholders for either resolution to be deemed passed and take effect.

The result of the poll at the Rio Tinto plc meeting was as follows:

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD
Amendments to the terms of the DLC Dividend Shares(1)	625,839,804	99.96	247,844	0.04	909,613

In respect of the above resolution, a total of 626,557,898 votes were voted by proxy appointments
The result of the poll at the Rio Tinto Limited meeting was as follows:

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD
Amendments to the terms of the DLC Dividend Shares(1)	144,021,112	99.80	294,682	0.20	414,014

In respect of the above resolution, a total of 144,095,629 votes were voted by proxy appointments
Resolutions put to the Rio Tinto Limited meeting only

					VOTE
RESOLUTION	FOR(3)%		AGAINST	%	WITHHELD
Renewal of on-market share buyback authorities	143,692,916	99.84	233,822	0.16	804,001

In respect of the above resolution, a total of 143,705,642 votes were voted by proxy appointments

Renewal of authorities to buy back shares held by Rio Tinto plc	143,718,040	99.86	200,352	0.14	810,944

In respect of the above resolution, a total of 143,697,296 votes were voted by proxy appointments
Notes

(1)	Resolutions 1-10 and 16 of the Rio Tinto plc notice of meeting were deemed to be carried at the conclusion of the Rio Tinto Limited meeting which was held on Thursday, 24 April 2008 in Brisbane.

(2)	Resolutions 11-15 of the Rio Tinto plc notice of meeting were deemed to be carried at the conclusion of the Rio Tinto plc meeting on Thursday, 17 April 2008.

(3)	The ‘For’ vote includes votes given at the Chairman’s discretion and details of proxy votes cast are referred to in the table above.

(4)	17 voting cards were declared to be invalid at the Rio Tinto plc meeting.

(5)	Total number of Rio Tinto plc shares with voting rights in issue at 11.00 am on 17 April 2008 was 997,914,806.

(6)	Total number of Rio Tinto Limited shares with voting rights in issue at 9.30am on 24 April 2008 was 456,815,943.